SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13-d-(1)(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              INDIGO AVIATION AB
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                               (Name of Issuer)

                 American Depositary Shares each representing
                  one Ordinary Share, SEK 3.14 Nominal Value
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                        (Title of Class of Securities)

                                   45567P104
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                                (CUSIP Number)

                            Thomas J. Reid, Esquire
                             Davis Polk & Wardwell
                              1 Frederick's Place
                               London, EC2R 8AB
                                    England
                              011-44-171-418-1300
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 17, 1999
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)





                                Page 1 of Pages

--------------------------------------------
             CUSIP No. 45567P104
--------------------------------------------

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1.       NAMES OF REPORTING PERSONS

         AERFI GROUP PLC

         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)     [ ]
                                                               (b)     [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         IRELAND
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,197,568
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8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
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9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         72.7
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10.      TYPE OF REPORTING PERSON

         CO
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                                Page 2 of Pages

--------------------------------------------
             CUSIP No. 45567P104
--------------------------------------------

-------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         AERFI SVERIGE AB

         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [ ]
                                                                (b)     [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                              [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         KINGDOM OF SWEDEN
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7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,305,898
-------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                        [ ]
-------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         20.5
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10.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                Page 3 of Pages

                             CROSS REFERENCE SHEET


                                                      WHERE LOCATED IN
ITEM IN SCHEDULE 13D                                   SCHEDULE 14D-1
--------------------                                   --------------
Item 1                                                  Item 1(a)-(b)
Item 2                                            Item 2(a)-(c) and (e)-(g)
Item 3                                                     Item 4
Item 4                                                     Item 5
Item 5(a)                                                 Item 6(a)
Item 5(b)                                                     *
Item 5(c)                                                 Item 6(b)
Item 5(d)                                                     *
Item 5(e)                                                     *
Item 6                                                     Item 7
Item 7                                                     Item 11













---------
* The Item is located in the Schedule 13D only


                                Page 4 of Pages

   Item 1.  Security and Issuer.

     The response to Item 1(a) and (b) of the Schedule 14D-1 is incorporated herein by reference.

   Item 2.  Identity and Background.

     The response to Item 2(a)-(d) and (g) and Item 2(e) and (f) of the
Schedule 14D-1 is incorporated herein by reference.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The response to Item 4(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

   Item 4.  Purpose of Transaction.

     The response to Item 5(a)-(e) and Item 5(f) and (g) of the Schedule 14D-1 is incorporated herein by reference.

   Item 5.  Interest in Securities of the Issuer.

     (a) The response to Item 6(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) Each person named in Item 2 has sole power to vote or to direct the vote and to dispose or to direct to dispose all the Indigo shares he/she beneficially owns.

     (c) The response to Item 6(b) of the Schedule 14D-1 is incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1      Offer to Purchase dated November 17, 1999*

     Exhibit 2 Combination Agreement, dated as of November 11, 1999, among Indigo, AerFi and AerFi Sverige*

     Exhibit 3 Share Exchange Agreement, dated as of November 11, 1999, among AerFi and certain shareholders of Indigo*

     Exhibit 4 Share Purchase Agreement dated as of November 11, 1999, among AerFi, AerFi Sverige and certain shareholders of Indigo*

     Exhibit 5 Option Agreement, dated November 11, 1999, among AerFi and certain shareholders of Indigo*

--------
     *Filed as an exhibit to the Statement on Schedule 14D-1 filed by AerFi and AerFi Sverige on November 17, 1999, and incorporated herein by reference.

                                Page 5 of Pages

     Exhibit 6 Registration Rights Agreement, dated November 11, 1999, among AerFi and certain shareholders of Indigo*

     Exhibit 7 Tag-Along Rights Agreement, dated November 11, 1999, among AerFi and Texas Pacific Group, AerFi and certain shareholders of Indigo*

     Exhibit 8 Letter, dated November 9, 1999, addressed to Karl-Axel Granlund from Industrifinans SMB III ASA*


--------
     *Filed as an exhibit to the Statement on Schedule 14D-1 filed by AerFi and AerFi Sverige on November 17, 1999, and incorporated herein by reference.


                                Page 6 of Pages

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 1999

                                AERFI GROUP PLC


                                By: /s/ Patrick Blaney
                                   --------------------------------------------
                                    Name:  Patrick Blaney
                                    Title: Chief Executive Officer


                                AERFI SVERIGE AB


                                By: /s/ John Redmond
                                   --------------------------------------------
                                   Name:  John Redmond
                                   Title: Director




                                Page 7 of Pages